EXHIBIT 3

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, North & Webster, LLC and Samuel A. Kidston agree to the joint filing of a Schedule 13D (including amendments  thereto) with respect to the Common Stock of Sport Haley, Inc., a Colorado corporation, and further agrees that this joint filing agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated this 27th day of April, 2009

By:	/s/ Samuel A. Kidston
Samuel A. Kidston, as Managing Member of North & Webster, LLC

/s/ Samuel A. Kidston
Samuel A. Kidston